UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Announces Senior Management Changesdated 18 April 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 18, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 18, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

18 April 2013

Barclays Announces Senior Management Changes

Subsequent to Barclays' publication of the outcomes of its strategic review on 12 February, the bank has today announced changes to the senior management within Corporate & Investment Banking, Wealth & Investment Management, and Barclays' business in the Americas which will streamline the leadership in these areas and accelerate execution of the Transform programme to build the 'Go-To' bank.

They follow on from the elimination of the global Retail and Business Banking layer in late 2012, and the integration plans in hand to bring together Barclays Africa and Absa in 2013.

The changes will also mean the promotion of new talent to the Executive Committee of Barclays.

Details are as follows:

Corporate & Investment Banking

• Eric Bommensath and Tom King are appointed Co-Chief Executives of Corporate and Investment Banking (CIB) with effect from 1 May 2013

• Mr Bommensath and Mr King take on these roles in addition to maintaining their current responsibilities as, respectively, Head of Markets and Head of Investment Banking Division

• Mr Bommensath and Mr King will join the Barclays Executive Committee on appointment and report to Group Chief Executive Antony Jenkins

• They will share accountability for the leadership and overall performance of CIB, and ownership of the vision and strategy for this part of Barclays' business

•     CIB will be structured around client-focused product sets, in keeping with the strategic growth plan for the Investment Bank published on 12 February. Mr King will have specific responsibility for the Banking1 segment, while Mr Bommensath will oversee the Markets2  segment

Rich Ricci, currently Chief Executive of CIB, has decided to retire from Barclays on 30 June 2013, by which time he will have helped to support the establishment of the new leadership team. He will step down from the bank's Executive Committee on 30 April 2013.

1Includes the Corporate Bank and Investment Banking Division
2Includes FICC, Equities, Structuring, Principal Credit, Distribution and Research

Wealth & Investment Management

•     Barclays is at an advanced stage in the implementation of Project Gamma and the build out of the wealth platform. This creates an obvious inflection point in the development of the Wealth & Investment Management (WIM) business

• The priority going forward will be on working closely with Retail and Business Banking (RBB) and CIB to provide a seamless service to clients as a platform for future growth

•     Peter Horrell will lead the work on implementation of this priority, and is appointed Interim Chief Executive of Wealth & Investment Management3 with effect from 1 May 2013, reporting to Group Chief Executive Antony Jenkins

Tom Kalaris, currently Chief Executive, WIM, and Executive Chairman of Barclays in the Americas, has decided to retire from the bank on 30 June 2013, and, in the meantime, will work with Peter Horrell to implement a transition to the new priority. He will step down from the Barclays Executive Committee on 30 April 2013.

3 Mr Horrell will not join the Barclays Executive Committee in this role

Barclays in the Americas

Barclays' business in the Americas is of critical strategic importance to the bank. Already the largest source of income, outside of the UK, it represents strong growth potential. There is a clear need for even more effective execution of Barclays' operations in the region in order to capitalise on opportunities presented through greater cross working and collaboration between our businesses. Additionally, we want to have the strongest possible relationships with our US Regulators. Accordingly,

• Skip McGee is appointed Chief Executive, Barclays Americas with effect from 1 May 2013

• Mr McGee will join the Barclays Executive Committee on appointment and report to Group Chief Executive Antony Jenkins

• He will be the senior executive in the Americas, with geographic responsibility for all of Barclays' businesses in the region, including CIB, Barclaycard and Wealth & Investment Management

• As the primary public-facing executive in the Americas, he will also lead Barclays' regulatory engagement for the region

• Mr McGee will also continue to lead some of our most valuable client relationships, and he will remain a member of the CIB Executive Committee

Commenting on the changes, Group Chief Executive Antony Jenkins said:

"Since I became Group Chief Executive, a major area of focus for me has been to streamline and improve how the bank is managed, while strengthening control. The elimination of the global RBB layer, and the integration in train to bring together the operations of Barclays Africa and Absa, are examples of actions taken to advance this agenda.

"Today's changes are the next step in that journey, and they will ensure we have the right senior team in place to deliver the strategy and commitments we made on 12 February, and build the 'Go-To' bank.

"Given the importance of Corporate & Investment Banking, I want to de-layer the organisation -creating a closer day-to-day relationship and clearer line of sight for myself into the business. We will organise our activity into more clearly delineated client-focused product sets, consistent with the growth strategy we unveiled for the Investment Bank on 12 February.

"In Tom and Eric we have two superb leaders for CIB, and I am looking forward to working with them to build the 'Go-To' Investment Bank from our already world-leading position.

"This decision does mean that Rich Ricci will retire from the bank on 30 June. We are very grateful to Rich for his major contribution to Barclays over the past 19 years, during which time he has played a significant role in building our investment bank into the success it is today. I want to particularly commend the work he led most recently on Project Mango, which in turn valuably informed the Transform programme. We wish him well for his retirement.

"In Wealth & Investment Management we have largely completed the Gamma programme which saw us build out our platform markedly. Now is the appropriate time to determine how we maximise the business' potential in the next phase of its development.

"I have therefore asked Peter Horrell, a strong and experienced leader within Wealth & Investment Management, to take interim charge of the business, reporting to me, and to focus on implementing a new priority which will see WIM work more closely with RBB and CIB to provide a seamless service to our wealth clients as a platform for future growth.

"As a result of this, Tom Kalaris will also retire from Barclays on 30 June. Tom has made a huge contribution to the bank in a variety of senior roles over the past 16 years, including most recently overseeing the growth in Wealth & Investment Management since 2006, and as Executive Chairman of the Americas over the past year, where he has led the first phase of the integration of our business in the region. We thank Tom for all he has done for Barclays and wish him every happiness in retirement.

"Finally, my commitment to Barclays in the Americas is absolute. It is a successful and critically important part of the Group. I am therefore making a change today which will bolster the leadership structure of our businesses in the region.

"Skip McGee is a highly respected senior leader with an outstanding track record in building lasting client relationships. Skip will work closely with me in his new role as Chief Executive of the Americas. He will have geographic responsibility for our operations in that market, as well as for further enhancing our responsiveness to, and relationships with, the US regulators. He will also continue to lead some of our most valuable client relationships in the market. The contribution which this important senior role can make to Barclays is obvious, and I am delighted that Skip has accepted the challenge.

"All of these appointments will strengthen our ability to execute the Transform Programme and drive us towards our goal of becoming the 'Go-To' bank for all of our stakeholders."

-ENDS-

For further information please contact:

Barclays Media Relations
Giles Croot
Tel:  +44 (0) 20 7116 6132

Notes to Editors

1) Remuneration arrangements

As leavers, Rich Ricci and Tom Kalaris will receive up to one year's base salary over the course of their notice periods. Neither of them will receive any severance payment related to their departure from the bank. In future years they will be considered for the release of deferred compensation awards built up during the time of their employment at Barclays. The release of such awards will be subject to Remuneration Committee consideration and formal approval at the appropriate junctures.

2) Biographies

Eric Bommensath - Co-Chief Executive, CIB, and Head of Markets

Eric joined Barclays in London in 1997 as Head of Derivatives, Europe. He was appointed Head of Fixed Income in 2002. Between 2006 and August 2010 he was based in New York and held the additional position of Head of Trading, Americas. He relocated back to London in September 2010 as Head of FICC. In this role, he was responsible for the Fixed Income, Foreign Exchange, Commodities, Emerging Markets and Prime Services trading businesses globally. He also had responsibility for all trading in the EMEA region.

He assumed his most recent role as Global Head of Markets in October 2012 upon the creation of the Markets division.

Prior to joining Barclays, Eric spent eight years at Bankers Trust in London, Tokyo and Paris where he was appointed Managing Director in 1995.

Eric studied Science at École Polytechnique in Paris and Engineering at École Ponts et Chaussées.

Tom King - Co-Chief Executive, CIB, and Head of Investment Banking Division

Tom is currently Head of Investment Banking Division.

Tom joined Barclays in December 2009 as Head of Investment Banking Division, EMEA, and Co-Head of Global Corporate Finance.  In April 2012, he assumed additional responsibility for jointly overseeing the newly combined Corporate Finance/M&A teams.  He was appointed Deputy Head of Investment Banking Division in October 2012.  His transit to the Global Head of IBD involved him moving to the US in Q1 of 2013.

Tom joined Salomon Brothers in 1989 and moved to London in 1999 when he was appointed global head of M&A. He was named head of EMEA IBD for Citi in 2005, and head of the combined Corporate and Investment Banking business in 2008. Throughout his career, he has led numerous marquee M&A and strategic financing transactions.

Tom graduated from Bowdoin College with a BA in Economics, Magna Cum Laude, and has an MBA in Finance with Distinction from The Wharton School.

Skip McGee - Chief Executive, Barclays Americas

Hugh (Skip) McGee III joined Barclays in September 2008 as Head of Global IBD. He was appointed Chief Executive, CIB Americas in October 2012, and became Chairman of Global IBD in March 2013.

Prior to Barclays, Skip was Head of Global IBD at Lehman Brothers Holdings Inc., a position he held since 2002. Additionally he served as a member of Lehman Brothers' Executive Committee as well as Chairman of the IBD Executive Committee. Previously he was Head of Lehman Brothers' Global Natural Resources and Power Investment Banking groups and a member of the Operating Committee of Investment Banking.

Skip joined Lehman Brothers in 1993 and spent most of his career advising energy/power investment banking clients. His clients represent all sectors of the energy/power business in both a strategic advisory and financing capacity.

Skip graduated Summa Cum Laude from Princeton University with a BS in Systems Engineering and received a JD (Honors) from the University of Texas School of Law.

Peter Horrell - Interim Chief Executive, WIM

Peter is Head of the Intermediaries, International & Direct businesses which together comprise over one third of the global Wealth and Investment Management division of Barclays. He is a member of the Barclays Wealth and Investment Management Executive Committee and Barclays Senior Leadership Group.

The combined businesses under Peter's responsibilities include a number of international private banking and wealth management services, with over £40bn in assets, approximately 1000 staff and more than 800,000 clients located in 200 countries around the world.   Peter is, also, responsible for Barclays Stockbrokers which is the UK's number one execution-only stockbroker.

Peter joined Barclays in 1990 and has led teams within Wealth and Investment Management, Corporate Banking and Retail Banking divisions.

Peter is a Senior Scholar in Natural Sciences from St Catharine's College, Cambridge

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com